Exhibit 99.3

Borr Drilling Fleet Status Report - 08 August 2022

New Contracts / Extensions / Amendments

Idun
• Option exercised and contract further extended ("blended and extended"), Petronas, Malaysia

Letters of Award / Letters of Intent / Negotiations

Mist
• LOA: Jan 2023 to Nov 2023, Mubadala Petroleum, Thailand
Prospector 5
• LOA: Q4 2022 to Q4 2023, Undisclosed, West Africa
Tivar, Huldra and Heidrun
• LOA relating to sale of the rigs, Undisclosed

Other Developments

Thor
• Commenced operations with CPOC, Malaysia in July 2022
Prospector 5
• Concluded operations with Dana Petroleum, Netherlands in July 2022
Ran
• Concluded operations with Petrofac, United Kingdom in July 2022

This summary is provided as a courtesy and is not intended to replace a detailed review of the Fleet Status Report. This summary contains information on letters of intent/award and advanced negotiations. Letters of intent/award or advanced negotiations may not result in an actual drilling contract.

Borr Drilling Fleet Status Report - 08 August 2022

Rig Name	Rig Design	Rig Water Depth (ft)	Year Built	Customer / Status	Contract Start	Contract End	Location	Comments

Contracted Rigs

Gunnlod	PPL Pacific Class 400	400 ft	2018	PTTEP	April - 2022	November - 2022	Malaysia	Operating
Idun	KFELS Super B Bigfoot Class	350 ft	2013	Petronas Carigali	March - 2022	September - 2023	Malaysia	Operating
Mist	KFELS Super B Bigfoot Class	350 ft	2013	PTTEP	November - 2021	October - 2022	Thailand	Operating
					November - 2022	December - 2022	Thailand	Contract Preparations
				Mubadala	January - 2023	November - 2023	Thailand	LOA
Saga	KFELS Super B Bigfoot Class	400 ft	2018	Hess	September - 2021	August - 2022	Malaysia	Operating
				Hess	August - 2022	October - 2022	Malaysia	Committed
				Brunei Shell Petroleum	November - 2022	October - 2026	Brunei	Committed with option to extend
Skald	KFELS Super B Bigfoot Class	400 ft	2018	PTTEP	June - 2021	June - 2024	Thailand	Operating with option to extend
Thor	KFELS Super B Bigfoot Class	400 ft	2019	CPOC	July - 2022	July - 2023	Malaysia-Thailand JDA	Operating with option to extend
Gerd	PPL Pacific Class 400	400 ft	2018	Addax	February - 2022	March - 2023	Cameroon	Operating with option to extend
Natt	PPL Pacific Class 400	400 ft	2018	ENI	January - 2022	January - 2023	Congo	Operating with option to extend
Norve	PPL Pacific Class 400	400 ft	2011	Vaalco	December - 2021	September - 2022	Gabon	Operating with option to extend
				BW Energy	October - 2022	June - 2023	Gabon	Committed with option to extend
Groa	PPL Pacific Class 400	400 ft	2018	Qatar Energy	April - 2022	April - 2024	Qatar	Operating with option to extend
Arabia I	KFELS B Class	400 ft	2020		April - 2022	October - 2022	Singapore	Contract Preparations
				Saudi Aramco	October - 2022	October - 2025	Saudi Arabia	Committed with option to extend
Arabia II	KFELS B Class	400 ft	2019		April - 2022	October - 2022	Singapore	Contract Preparations
				Saudi Aramco	October - 2022	October - 2025	Saudi Arabia	Committed with option to extend
Prospector 1 [1]	F&G, JU2000E	400 ft	2013	Neptune	March - 2022	March - 2023	Netherlands / United Kingdom	Operating with option to extend
Prospector 5 [1]	F&G, JU2000E	400 ft	2014	Available	August - 2022		United Kingdom	Contract Preparations
				Undisclosed	Q4 2022	Q4 2023	West Africa	LOA
Ran [1]	KFELS Super A Class	400 ft	2013	Wintershall	August - 2022	January - 2023	Mexico	Committed
Galar	PPL Pacific Class 400	400 ft	2017	PEMEX	April - 2020	December - 2022	Mexico	Operating with option to extend
Gersemi	PPL Pacific Class 400	400 ft	2018	PEMEX	August - 2019	December - 2022	Mexico	Operating with option to extend
Grid	PPL Pacific Class 400	400 ft	2018	PEMEX	August - 2019	December - 2022	Mexico	Operating with option to extend
Njord	PPL Pacific Class 400	400 ft	2019	PEMEX	June - 2020	December - 2022	Mexico	Operating with option to extend
Odin	KFELS Super B Bigfoot Class	350 ft	2013	PEMEX	March - 2020	December - 2022	Mexico	Operating with option to extend

Available Rigs

Frigg [1]	KFELS Super A Class	400 ft	2013	Available	Cameroon	Warm Stacked
Gyme	PPL Pacific Class 400	400 ft	2018	Available	Singapore	Warm Stacked
Hild	KFELS Super B Class	400 ft	2020	Available	Singapore	Warm Stacked

Under Construction Rigs

Tivar	KFELS Super B Bigfoot Class	400 ft	Under Construction	KFELS shipyard, Singapore	Delivery in May - 2025
Vale	KFELS Super B Bigfoot Class	400 ft	Under Construction	KFELS shipyard, Singapore	Delivery in July - 2025
Var	KFELS Super B Bigfoot Class	400 ft	Under Construction	KFELS shipyard, Singapore	Delivery in September - 2025
Huldra	KFELS Bigfoot B Class	400 ft	Under Construction	KFELS shipyard, Singapore	Delivery in October - 2025
Heidrun	KFELS Bigfoot B Class	350 ft	Under Construction	KFELS shipyard, Singapore	Delivery in December - 2025

1 - HD/HE Capability.

		Operating / Committed	Available	Cold Stacked	Under Construction

Total Fleet	28	20	3	0	5

Borr Drilling Fleet Status Report - 08 August 2022

Rig Name	Location	2022					2023				2024				2025
		Q1	Q2	Q3		Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Premium Jack-Ups
Thor	Malaysia-Thailand JDA	Contract Prep		CPOC					Option
Gunnlod	Malaysia	IPC	PTTEP
Idun	Malaysia	Petronas Carigali
Mist	Thailand	PTTEP				Prep	LOA (Mubadala)
Saga	Malaysia/Brunei	Hess			Hess	Brunei Shell Petroleum
Skald	Thailand	PTTEP											Option
Gerd	Cameroon	ADDAX						Option
Natt	Congo	ENI					Option
Norve	Gabon	Vaalco				BWE			Option
Groa	Qatar	Warm Stacked	QatarEnergy									Option
Arabia I	Singapore / Saudi Arabia	Contract Prep				Saudi Aramco												Option
Arabia II	Singapore / Saudi Arabia	Contract Prep				Saudi Aramco												Option
Prospector 1 [1]	Netherlands / United Kingdom	Kistos	Neptune					Option
Prospector 5 [1]	United Kingdom / West Africa	Dana			Contr. Prep	LOA (Undisclosed)					Option
Ran [1]	Mexico	Petrofac		Mob	Wintershall
Galar	Mexico	PEMEX					Option
Gersemi	Mexico	PEMEX					Option
Grid	Mexico	PEMEX					Option
Njord	Mexico	PEMEX					Option
Odin	Mexico	PEMEX					Option
Frigg [1]	Cameroon	Warm Stacked
Gyme	Singapore	Warm Stacked
Hild	Singapore	Warm Stacked

Jack-Ups Under Construction
Tivar	KFELS shipyard, Singapore														Delivery in May 2025
Vale	KFELS shipyard, Singapore														Delivery in July 2025
Var	KFELS shipyard, Singapore														Delivery in September 2025
Huldra	KFELS shipyard, Singapore														Delivery in October 2025
Heidrun	KFELS shipyard, Singapore														Delivery in December 2025

Firm	Option	Available	Under Construction

1 - HD/HE Capability

Borr Drilling Fleet Status Report - 08 August 2022

Additional information regarding this Fleet Status Report

This summary contains information on letters of intent/award and advanced negotiations. Letters of intent/award or advanced negotiations may not result in an actual drilling contract.

Forward Looking Statements:

The statements described in this status report that are not historical facts are "Forward Looking Statements".

Forward Looking Statements reflect management’s current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. No assurance can be given that the expectations expressed in these Forward-Looking Statements will prove to be correct. Actual results could differ materially from expectations expressed in, or implied by, the Forward-Looking Statements if one or more of the underlying assumptions or expectations proves to be inaccurate or is unrealised. These include, but are not limited to, changes to commencement dates, contract duration, earned day rates, locations and other contractual terms; risks relating to the delivery of drilling rigs under construction; sale and purchase of drilling units; oil and gas prices; and risks associated with international operations generally.

No Forward-Looking Statement contained in herein or expressed elsewhere should be relied upon as predicting future events.

We undertake no obligation to update or revise any Forward-Looking Statements to reflect events or circumstances that occur, or which we become aware of, after the date hereof, except as otherwise may be required by law.